[SA FUNDS LETTERHEAD]

VIA EDGAR

October 26, 2007

Linda B. Stirling, Esq.
Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                              Comments on Post-Effective Amendment No. 19 to the Registration Statement
on Form N-1A of SA Funds-Investment Trust (SEC File Nos. 333-70423 and
811-09195) filed on August 27, 2007

Dear Ms. Stirling:

On behalf of SA Funds-Investment Trust (“Registrant”), set forth below are the comments that you provided by telephone on October 10, 2007 to Yoon Choo of Kirkpatrick & Lockhart Preston Gates Ellis LLP concerning the above-referenced registration statement (“Registration Statement”).  Your comments are set forth in italics and are followed by the Registrant’s responses.  Defined terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

1.             Comment:  The USA PATRIOT Act of 2001 requires that a fund disclose that it has appointed an anti-money laundering compliance officer.   Please make the required disclosure in the Statement of Additional Information.

Response:  Per your request, we have disclosed in the biographical information on Steven K. McGinnis that Mr. McGinnis serves as the Anti-Money Laundering Compliance Officer for the Registrant.  Please see page 16 of the Statement of Additional Information.

2.             Comment:  In discussing the investment strategies of certain series of the Registrant, the disclosure states that those series will invest in stocks whose market capitalizations generally are in the highest or lowest stated percentile of total market capitalization or companies whose market capitalizations are larger or smaller than the market capitalization of a U.S. company of a stated size, “whichever results in the higher market capitalization break.”  Please explain in plain English what is meant by “higher market capitalization break”.

Response:  Market capitalization break refers to the market capitalization threshold above or below which investments will be considered, depending on the investment strategy of the portfolio.  For example, the sub-adviser considers small cap companies to be companies whose market capitalizations generally are either in the lowest 10% of total market capitalization or companies whose market capitalizations are smaller than the 1,000th largest U.S. company, whichever results in the higher market capitalization threshold.  As of September 30, 2007, the market capitalization of a company in the lowest 10% of total market capitalization was approximately $2,541 million, and the 1,000th largest U.S. company had a market capitalization of approximately $1,908 million.  Since the market capitalization of a company in the lowest 10% of total market capitalization had a higher market capitalization threshold, as of September 30, 2007, the sub-adviser considered any company with a market capitalization of approximately $2,541 million or below to be a small company.

To clarify this statement, we have changed the phrase “higher market capitalization break” to “higher market capitalization threshold” in each place it appears in the Prospectus.  We have also inserted the word “either” before the alternative standards to clarify that the market capitalization threshold will be determined by whichever results in the higher threshold.  Please see pages 13, 16 and 19 of the Prospectus.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*     *     *

Please contact Darrell Mounts at (202) 778-9298 or Yoon Choo at (202) 778-9340 of Kirkpatrick & Lockhart Preston Gates Ellis LLP if you have any questions relating to these responses or if you require any further information.  Thank you for your attention to this matter.

Very truly yours,

/s/ Steven K. McGinnis
Steven K. McGinnis, Esq.

cc:	R. Darrell Mounts, Esq.
Julie Allecta, Esq.